

July 10, 2015

Thomas W. Reedy
Chief Financial Officer
Carmax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, VA 23238

      Re: **Carmax, Inc.**
              Form 10-K for the Fiscal Year Ended February 28, 2015
              Filed April 24, 2015
              File No. 1-31420

Dear Mr. Reedy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Auto Loan Receivables, page 52

1. It appears that you do not classify the current portion of auto loans receivable as a current asset. Please tell us what consideration you gave to the classification guidance in ASC 210-10-45-1 and ASC 310-10-45-9.

11. Debt, page 65

2. We note that the current portion of non-recourse notes payable is substantially less than payments on non-recourse notes for each year presented. Please explain to us how you determine the current portion of nonrecourse notes payable and why the

current portion is substantially lower than payments made during each of the past three years.

3. Please tell us what consideration you gave to disclosing the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented in accordance with ASC 470-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Eric Margolin, General Counsel
        Mac Stuckey, Deputy General Counsel